J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

April 7, 2023

Ms. Christina DiAngelo Fettig

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form N-14 (“N-14”) of J.P. Morgan Exchange-Traded Fund Trust (File No. 333-270480) (“Trust”)

Dear Mr. Fettig and Ms. White:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) with respect to the N-14 filed on behalf of the Trust on March 10, 2023 regarding the proposed reorganization and liquidation of each of four J.P. Morgan mutual funds (each, a “Target Fund”) into a newly-created ETF (each, an “Acquiring Fund” and together with the Target Funds, the “Funds”) (each such reorganization and liquidation, a “Reorganization”).

Part I of this letter is in response to the accounting comments of the Staff of the SEC that Ms. Fettig provided to Sam Scarritt-Selman of Dechert LLP by telephone on March 27, 2023. Part II of this letter is in response to the disclosure comments Ms. White provided to Mr. Scarritt-Selman by telephone on March 31, 2023. For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in the N-14. We will incorporate any changes referenced below into the N-14 for the Trust.

Part I: Accounting Comments

Accounting Comment 1: In the Q&A section, under the heading, Who will pay the costs in connection with the Reorganizations?, it is stated that JPMIM will pay for the costs incurred by the Funds associated with the Reorganizations (including the legal costs associated with the Reorganizations) by waiving fees or reimbursing expenses to offset the costs incurred by the Target Funds and Acquiring Funds associated with the Reorganizations, including any brokerage fees and expenses incurred by the Funds related to the disposition and acquisition of assets as part of a Reorganization. Please disclose whether the JPMIM will pay for these costs whether or not the Reorganizations are consummated.

Response: The disclosure has been revised accordingly.

Accounting Comment 2: In the Q&A section, please disclose whether JPMIM’s waiver of fees and/or reimbursement of expenses related to the Reorganization would be pursuant to existing fee waiver agreements or separate fee waiver agreements.

Response: We hereby confirm that the waiver of fees and/or reimbursement of expenses related to the Reorganizations would not be conducted pursuant to the Funds’ existing fee waiver agreements and, rather, would be addressed pursuant to the Plan.

Accounting Comment 3: Please disclose whether any of the Funds expect to experience any portfolio repositioning as a result of the Reorganizations and, if so, please provide an estimate of any related tax effects.

Response: Each Target Fund and its corresponding Acquiring Fund have identical investment objectives and fundamental investment policies and have substantially similar investment strategies. Accordingly, it is not expected that the Funds will experience any significant portfolio repositioning as a result of the Reorganizations.

Accounting Comment 4: On page 3 of the Information Statement/Prospectus, please embed hyperlinks for Target Fund prospectuses that are being incorporated by reference.

Response: The disclosure has been revised accordingly.

Accounting Comment 5: On page 19 of the Information Statement/Prospectus, it is disclosed that, after the Reorganizations, each Target Fund will be the “accounting survivor,” and the Acquiring Funds will continue to show the historical investment performance and returns of the Target Funds (even after liquidation of the Target Funds). Please disclose the specific share class(es) of the Target Funds that will survive. Please also disclose in correspondence the rationale for selecting such share class(es).

Response: The disclosure has been revised accordingly. The Acquiring Funds will continue to show the historical investment performance and returns of the Class R6 Shares of the Target Funds. The performance of the Class R6 Shares of the Target Funds prior to their inception are based on Class I Shares of the Target Funds. The Class R6 Shares were selected for each Target Fund because their expense profile most closely resembles that of the corresponding Acquiring Funds.

Accounting Comment 6: On page 19 of the Information Statement/Prospectus, it is disclosed that the historical performance of each Target Fund, as it is to be adopted by its corresponding Acquiring Fund, is included in the Acquiring Fund prospectuses accompanying the Information Statement/Prospectus. Item 4(b)(2)(ii) of Form N-1A requires that, if a fund’s fiscal year is other than a calendar year, it include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart. Please explain how this item has been addressed.

Response: The Information Statement/Prospectus incorporates information by reference to the Acquiring Fund prospectuses. The Acquiring Fund prospectuses are effective as of March 10, 2023, and at that time the bar chart for each Acquiring Fund prospectus included a full calendar year’s performance for the year ended December 31, 2022. For each Acquiring Fund prospectus, because the year-to-date return information as of the end of the most recent quarter would be the same as the information depicted in the bar chart, we believe it is unnecessary and duplicative to add the footnote, which would repeat the information already appearing in each Acquiring Fund’s bar chart. Accordingly, we believe that the current disclosure in the Acquiring Funds’ bar charts is appropriate.

Accounting Comment 7: Please confirm in correspondence that the fees presented in the fee tables of the Information Statement/Prospectus represent current fees in accordance with Item 3 of Form N-14.

Response: We hereby confirm that the fees presented in the fee tables of the Information Statement/Prospectus represent current fees in accordance with Item 3 of Form N-14.

Accounting Comment 8: On page 22 of the Information Statement/Prospectus, the fee table for the Limited Duration Bond Reorganization refers to “Annual Fund Fees and Expenses.” Please confirm whether this should refer to “Acquired Fund Fees and Expenses.”

Response: The disclosure has been revised accordingly.

Accounting Comment 9: Please explain in correspondence why “Acquired Fund Fees and Expenses” is not included as a line item in the corresponding fee table for the Acquiring Fund prospectus for JPMorgan Limited Duration Bond ETF.

Response: We have confirmed that the information in the fee table for the N-14 is correct. We will update the fee table in the prospectus for the JPMorgan Limited Duration Bond ETF to match the N-14.

Accounting Comment 10: In each of the fee tables in the Information Statement/Prospectus, footnote 2 excludes expenses related to trustee elections from the expenses reimbursed by the adviser and/or its affiliates, while footnote 3 excludes the costs of shareholder meetings from the expenses reimbursed by the adviser and/or its affiliates. Please confirm whether this difference is due to the underlying expense limitation agreements and if this difference needs to be explained further.

Response: We hereby confirm that the difference in language used in the respective footnotes is due to differences in language used in the underlying expense limitation agreements governing the Target Funds and their corresponding Acquiring Funds and does not need to be explained further. Accordingly, we believe that the current disclosure in the Information Statement/Prospectus is appropriate.

Accounting Comment 11: On page 24 of the Information Statement/Prospectus, the expense examples do not reflect the sales loads for Class A Shares and assumes that Class C Shares will convert to Class A Shares after eight years. Please disclose that sales loads have not been included for Class A Shares and, in correspondence, explain the rationales for excluding sales loads and for assuming that Class C Shares will convert to Class A Shares.

Response: The disclosure has been revised accordingly. The expense examples do not reflect any sales load for Class A Shares of the Target Funds because, effective March 1, 2023, no sales charge is imposed on purchases of Class A Shares of the Target Funds. The expense examples assume that Class C Shares of a Target Fund will convert to Class A Shares of that Fund after eight years because, due to the conversion feature applicable to Class C Shares of the Target Funds, an investor who maintains their investment in Class C Shares of a Target Fund over the course of the ten-year period represented by the expense examples would have their holdings convert to Class A Shares after a period of eight years. This calculation is consistent with the requirements in Form N-1A.

Accounting Comment 12: On page 31 of the Information Statement/Prospectus, it is disclosed that JPMIM will pay for the costs incurred by the Funds associated with the Reorganizations (including the legal costs associated with the Reorganizations) by waiving fees or reimbursing expenses to offset the costs incurred by the Target Funds and Acquiring Funds associated with the Reorganizations, including any brokerage fees and expenses incurred by the Funds related to the disposition and acquisition of assets as part of a Reorganization. Please explain how expenses associated with the Reorganizations have been allocated to each Fund, and the rationale for such allocations.

Response: We acknowledge your comment. We do not believe that further details regarding JPMIM’s methodology for allocating expenses associated with the Reorganizations is relevant for shareholders, given that JPMIM is paying for the costs associated with the Reorganizations, and any costs incurred by the Target Funds and Acquiring Funds associated with the Reorganizations would be offset by JPMIM waiving fees or reimbursing expenses to the extent necessary. Accordingly, we believe the current disclosure is appropriate.

Accounting Comment 13: On page 31 of the Information Statement/Prospectus, it is disclosed that the Funds will incur de minimis transaction costs associated with each Reorganization, expected to total $500 for each Reorganization. Please explain what these de minimis transaction costs are.

Response: The disclosure has been revised accordingly.

Accounting Comment 14: Page 33 of the Information Statement/Prospectus provides: “Assuming the Reorganizations qualify as tax-free reorganizations, as expected, each Acquiring Fund will succeed to the tax attributes of the corresponding Target Fund upon the closing of each Reorganization, including any capital loss carryovers that could have been used by each Target Fund to offset its future realized capital gains, if any, for federal income tax purposes. The capital loss carryovers of each Target Fund will be available to offset future gains recognized by the combined Acquiring Fund. Capital losses of a Target Fund may be carried forward indefinitely to offset future capital gains.” Please disclose in the Information Statement/Prospectus any capital loss carryover.

Response: We respectfully acknowledge your comment. It is anticipated that each Reorganization will qualify as a tax-free reorganization for federal income tax purposes and that shareholders will not recognize any gain or loss in connection with the Reorganization, except to the extent that they receive cash in connection with the liquidation of any fractional shares received in the Reorganization or if they have no brokerage account that can accept shares of an ETF and, therefore, have their investment liquidated. Item 4(a)(4) of Form N-14 requires that information be provided outlining the “the federal income tax consequences, if any, to the security holders of both parties, including appropriate references to Internal Revenue Code sections,” but does not require disclosure of capital loss carryover. Accordingly, we believe that the current disclosure in the Information Statement/Prospectus is appropriate.

Accounting Comment 15: On page 34 of the Information Statement/Prospectus, unaudited capitalization tables are provided as of December 31, 2022 for the Equity Focus Reorganization, and as of August 31, 2022 for the High Yield Municipal Reorganization, the Limited Duration Bond Reorganization and the Sustainable Municipal Income Reorganization, and the unaudited pro forma combined capitalization of each Acquiring Fund as adjusted to give effect to the proposed Reorganization. Please either update the capitalizations to be within 30 days of effectiveness or confirm that there have been no material changes since the dates provided.

Response: We will include updated capitalization information in the definitive Information Statement/Prospectus.

Accounting Comment 16: In the Statement of Additional Information, the financial statements for the JPMorgan High Yield Municipal Fund and JPMorgan Sustainable Municipal Income Fund, which are series of different trusts, appear as a single line item with a shared hyperlink. Please list these financial statements as separate line items, each with their own hyperlink.

Response: The disclosure has been revised accordingly.

Accounting Comment 17: In the Statement of Additional Information, please remove reference to pro forma financial statements, which is no longer required.

Response: The disclosure has been revised accordingly.

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Part II: Disclosure Comments

Disclosure Comment 1: In the Q&A section, it is disclosed that the Reorganizations will subject investors to certain ETF-specific risks. Please disclose here and other instances that shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund shares in the secondary market that shareholders do not experience as shareholders of the Target Funds.

Response: The disclosure has been revised accordingly.

Disclosure Comment 2: We note your statement in the in the Q&A section disclosing that the Boards of Trustees of the Target Funds have approved the Reorganizations for their respective Target Funds and made their applicable determinations. Please disclose when and how this was done. Please also consider including a separately captioned section discussing the process and information considered by the Boards in reaching this decision.

Response: The disclosure has been revised accordingly. In addition, we note that a discussion of process and information considered by the Boards in reaching their decisions regarding the Reorganization is also available in the section titled “Reasons for the Reorganizations.”

Disclosure Comment 3: In the Q&A section, it is disclosed that, following the Reorganizations, each Acquiring Fund is expected to have a lower net expense ratio than each share class of its corresponding Target Fund after taking into consideration fees waived and/or expenses reimbursed pursuant to expense limitation agreements agreed to by JPMIM, which will remain in effect for at least three years from the effective date of each Reorganization. Please disclose, here and in each instance where it is discussed how the fees and expenses of the Funds compare, that, after three years following the reorganization, the fees and expenses of the Acquiring Fund may be higher than for those who held shares of the corresponding Target Fund’s R6 share classes prior to the Reorganization.

Response: The disclosure has been revised accordingly.

Disclosure Comment 4: In the Q&A section, it is disclosed that capital gains from securities sales by the Target Funds prior to the Reorganizations may be distributed either (i) by the Target Funds prior to the Reorganizations or (ii) by the Acquiring Funds after the Reorganizations. If there will be any material repositioning costs associated with the Reorganizations, please disclose this. If so, please disclose who will bear such repositioning costs.

Response: As further discussed in our above response to Accounting Comment 3, it is not expected that the Funds will experience any significant portfolio repositioning as a result of the Reorganizations.

Disclosure Comment 5: In the Q&A section, it is disclosed that JPMIM will pay for the costs incurred by the Funds associated with the Reorganizations (including the legal costs associated with the Reorganizations) by waiving fees or reimbursing expenses to offset the costs incurred by the Target Funds and Acquiring Funds associated with the Reorganizations, including any brokerage fees and expenses incurred by the Funds related to the disposition and acquisition of assets as part of a Reorganization. Please supplementally explain the process by which the waiving of fees and expenses will pay for the costs associated with the Reorganizations, clarifying disclosure as appropriate. Please also advise whether these fees and expenses would be subject to recoupment in subsequent periods or not and, if so, disclose.

Response: The Reorganizations will involve the Target Funds and Acquiring Funds incurring certain one-time costs that are not the ordinary course of business and which arise specifically in connection with the

Reorganizations. Such costs may include, but are not limited to, transaction costs and professional fees incurred in connection with the Reorganizations. JPMIM will waive such fees as it may be entitled to in the ordinary course of business, or reimburse such expenses as the Fund may incur in the ordinary course of business, to the extent necessary to offset those costs incurred by the Target Funds and Acquiring Funds associated with the Reorganizations. We hereby confirm that these fees and expenses are not subject to any recoupment.

Disclosure Comment 5: Please consider consolidating the Q&A discussion appearing in the section titled “Important Notice About Your Target Fund Account – Questions and Answers” with the general Q&A discussion that precedes it, with a view towards removing duplicative disclosure.

Response: The disclosure has been revised accordingly.

Disclosure Comment 6: In the Q&A discussion appearing in the section titled “Important Notice About Your Target Fund Account – Questions and Answers”, please consider consolidating the responses to the questions “What types of shareholder accounts cannot receive shares of an Acquiring Fund as part of a Reorganization?” and “What will happen if I do not have a brokerage account that can accept Acquiring Fund shares at the time of the Reorganizations?”

Response: The disclosure has been revised accordingly.

Disclosure Comment 7: On page 9 of the Information Statement/Prospectus, it is disclosed that capital gains from securities sales by the Target Funds prior to the Reorganizations may be distributed by the Acquiring Funds after the Reorganizations. In supplemental correspondence, please clarify why this would be the case.

Response: The Reorganizations are shell reorganizations for U.S. tax purposes. As a result, the tax year of each of the Target Funds does not end pursuant to the corresponding Reorganization and will continue with the corresponding Acquiring Fund. Under Section 19 of the Investment Company Act of 1940, as amended (the “1940 Act”), there are limitations on the number of capital gain distributions that can be made by a regulated investment company (“RIC”) in one tax year. Accordingly, the Acquiring Fund will make the capital gain distributions when deemed appropriate in light of the RIC tax rules and the 1940 Act rules. For example, a Target Fund may distribute capital gains on securities sales made by the Target Fund prior to the Reorganization in order to match such gains with the Target Fund shareholders prior to the Reorganization rather than carrying capital gains over to new shareholders of the Acquiring Funds.

Disclosure Comment 8: Page 14 of the Information Statement/Prospectus discloses JPMIM’s use of proceeds processes for JPMorgan Sustainable Municipal Income Fund and JPMorgan Sustainable Municipal Income ETF. Please revise this discussion to remove duplicative disclosure.

Response: The current disclosure describes the respective use of proceeds processes for JPMorgan Sustainable Municipal Income Fund and JPMorgan Sustainable Municipal Income ETF. We believe the disclosure is appropriate and not duplicative. However, the disclosure has been revised to include bullet points to present the relevant information more clearly.

Disclosure Comment 9: With respect to the discussion on Page 14 of the Information Statement/Prospectus regarding JPMIM’s use of proceeds processes for JPMorgan Sustainable Municipal Income Fund and JPMorgan Sustainable Municipal Income ETF, we repeat the Staff’s Comment 12 regarding the December 2022 485(a) filing for the JPMorgan Sustainable Municipal Income ETF. The Staff’s comment is as follows:

Comment 12: The disclosure provides that the use of proceeds determination for securities purchased by the Fund will be made at the time of purchase and that if the use of proceeds of a security changes after the time of purchase so as to no longer provide positive social and/or environmental benefits, the Fund may continue to hold the security. Please describe how the adviser will monitor for changes and what the adviser will do to bring the Fund back into compliance with the 80% Sustainable Municipal Policy.

Please note that, in this regard, we do not believe that the statement that the use of proceeds are reviewed internally periodically is precise enough. Please revise the impacted disclosure accordingly.

Response: We acknowledge your comment but respectfully disagree with the Staff’s comment that the disclosure should provide more precision as to how the adviser “will bring the Fund back into compliance with the 80% Sustainable Policy.” At the outset, we note that compliance with the 80% Sustainable Policy is measured at the time of purchase, as is contemplated by current Rule 35d-1. While current Rule 35d-1 does not apply to names like “Sustainable”, we note that it requires compliance at the time of purchase and does not require that a Fund divest of securities to maintain compliance with an 80% policy as suggested by the Staff’s comment.

In addition, we do not believe that detailed disclosure concerning the adviser’s “periodic” review of its “views on municipal bond’s use of proceeds” is required. As the 80% Sustainable Policy is measured at the time of purchase, we do not believe disclosure of a specific time interval for reviewing the adviser’s views on use of proceeds is required and believe the reference to “periodic” review is sufficiently detailed. In addition, we note that a municipal bond’s use of proceeds is established by the issuer at the time of a bond’s issuance such that bonds that “promote environmental or social benefits” are unlikely to change character over time thereby requiring review at a specified frequency.

Disclosure Comment 10: On page 15 of the Information Statement/Prospectus, it is disclosed that the proprietary framework JPMIM utilizes to monitor the portfolio’s overall investment in bonds that have been designated as providing positive social or environmental benefits, as well as JPMIM’s views on municipal bond use of proceeds, are periodically reviewed internally. Please clarify what this means.

Response: We acknowledge the comment and respectfully believe that the existing disclosure provides meaningful information to shareholders without introducing unnecessary technical detail. In addition to our response to Disclosure Comment 9 above, we note that the existing disclosure provides sufficient detail concerning the proprietary framework. Specifically, the existing disclosure outlines the framework’s purpose (i.e., monitoring the portfolio’s overall investments in bonds that have been designated as promoting positive social or environmental benefits and assessing characteristics of bond issuance and their proceeds) and data sources (i.e., third party and/or internal research).

Disclosure Comment 11: With respect to the fee tables, if any fee waivers or expense limitation agreements subject to recoupment, please so disclose.

Response: We hereby confirm that these fees and expenses are not subject to any recoupment.

Disclosure Comment 12: With respect to the Rule 12b-1 fees disclosed in the fee tables of the Information Statement/Prospectus, please advise in supplemental correspondence the point at which the Target Funds anticipate ceasing assessment of Rule 12b-1 fees, explaining the considerations behind such the choice.

Response: We hereby confirm that Rule 12b-1 Fees on all applicable Fund share classes are waived effective March 1, 2023. Based on the facts and circumstances of these Reorganizations, JPMorgan

Distribution Services, Inc. elected to waive Rule 12b-1 Fees on all applicable Fund share classes prior to the consummation of the Reorganizations. The date of March 1, 2023 was selected for operational reasons.

Disclosure Comment 13: With respect to the effective management fees disclosed on page 26 of the Information Statement/Prospectus, please advise supplementally how effective management fees for Target Funds were calculated.

Response: The “effective management fee” is the actual amount received by the adviser by a fund and is calculated by taking the contractual management fee as a percentage of average net assets and reducing it by the amount of applicable fee waivers as a percentage of average net assets during the applicable time period.

Disclosure Comment 14: On page 27 of the Information Statement/Prospectus, it is disclosed that, after consideration of all relevant factors, including the potential impact of the Reorganizations on different subsets of each Target Fund’s shareholders, JPMIM proposed that each Target Fund be reorganized into its corresponding Acquiring Fund because of certain benefits associated with the ETF structure, which JPMIM believes will better serve the interests of shareholders. Please disclose to whom and when the Reorganizations were proposed.

Response: The disclosure has been revised accordingly.

Disclosure Comment 15: On page 28 of the Information Statement/Prospectus, it is disclosed that the Boards of Trustees of each Target Fund considered the respective Reorganizations proposed by JPMIM and approved the Plan with respect to such Target Funds. Please disclose when and how this occurred.

Response: The disclosure has been revised accordingly.

Disclosure Comment 16: Please consider consolidating the investment strategy information disclosed on pages 9 through 15 of the Information Statement/Prospectus with that which is disclosed from pages 37 through 47 of the Information Statement/Prospectus with a view to avoiding redundancy in disclosure. In the alternative, please consider revising the earlier occurring disclosure to provide a brief summary comparison of the relevant investment strategy information.

Response: The disclosure has been revised accordingly.

Disclosure Comment 17: With respect to the risk comparison chart disclosed on pages 43 through 45 of the Information Statement/Prospectus, please advise as to whether any of the Funds are subject to Covenant Lite Loan Risk, revising as necessary.

Response: We hereby confirm that the Funds are not subject to Covenant Lite Loan Risk. The disclosure has been revised accordingly.

Disclosure Comment 18: With respect to the risk comparison chart disclosed on pages 43 through 45 of the Information Statement/Prospectus, please revise the asterisked footnote disclosed on page 45 to more clearly describe how the risks of the Target Funds are different from the risks of the Acquiring Funds. Please consider using a separate chart for each Reorganization rather than single chart for all four Reorganizations.

Response: The disclosure has been revised accordingly.

Disclosure Comment 19: With respect to the “Cash transactions risk” factor disclosed on pages 46 of the Information Statement/Prospectus, please disclose that creation and redemption transactions primarily in cash may also cause an ETF to incur brokerage costs. Please also disclose that cash transactions costs can decrease an ETF’s NAV to the extent that they are not offset by transaction fees payable by an authorized participant.

Response: The disclosure has been revised accordingly.

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Should members of the Staff have any questions or comments concerning this letter, please call Allison M. Fumai of Dechert LLP at 212-698-3526.

Sincerely,

/s/ Max Vogel
Max Vogel
Assistant Secretary